

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2025

Leonard Lovallo
Chief Executive Officer
Altair International Corp.
322 North Shore Drive
Building 1B, Suite 200
Pittsburgh, PA 15212

>   **Re: Altair International Corp.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed January 27, 2025**
>   **File No. 000-56312**

Dear Leonard Lovallo:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Industrial Applications and
>   Services

cc: Ernest M. Stern, Esq.